SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND SEVENTH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR. Note: Meeting held with electronic voting. 2. DATE: September 17, 2021 - 2:00 p.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chair; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	unanimously resolved, considering the favorable recommendation of Copel's (Holding) Executive Board, in its 2468th Meeting, and of the Company's Investment and Innovation Committee, in its 5th Meeting, on November 30, 2021, to approve the payment of the first interim dividend distribution event and Interest on Equity - IoE, referring to the fiscal year 2021 to the shareholders with position on September 30, 2021, in the amount of one billion, four hundred and thirty-six million, six hundred and thirty-eight thousand, five hundred and fifty reais and ninety-one centavos (R$1,436,638,550.91), as follows: a) Interest on Equity in exchange for part of the interim dividends for fiscal year 2021, in the gross amount of two hundred thirty-nine million, six hundred thirty-five thousand, five hundred ninety-four reais (R$239,635,594.00) to be distributed as follows: i) R$0.08249641 per common share (ON); ii) R$0.09074606 per class A preferred share (PNA); iii) R$0.09074606 per class B preferred share (PNB); and iv) R$0.44548065 per UNIT; b) Interim Dividends for fiscal year 2021, in the gross amount of one billion, one hundred and ninety-seven million, two thousand, nine hundred and fifty-six reais and ninety-one centavos (R$1,197,002,956.91) to be distributed as follows: i) R$0.41207756 per common share (ON); ii) R$0.45328533 per class A preferred share (PNA); iii) R$0.45328533 per class B preferred share (PNB); and iv) R$2.22521888 per UNIT; and c) the shares will be traded "ex-provided" as of October 1, 2021, inclusive. The distributed proceeds will be informed at the Annual Shareholders' Meeting, to be held until April 2022, which will analyze the Management Report, Balance Sheet and other Financial Statements for the year 2021; and
II.	unanimously resolved, considering the recommendations of Copel's (Holding) Executive Board, in its 2468th Meeting, and of the Company's Investment and Innovation Committee, in its 5th Meeting, not to exercise the right of first refusal to acquire the equity interest of Petrobras Gás S.A. - Gaspetro in Companhia Paranaense de Gás - Compagas.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 208th Extraordinary Board of Directors’ Meeting drawn up in Company’s Book no. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 17, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.